November 5, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Vision Marine Technologies Inc.

Amendment No. 3 to the Registration Statement on Form F-1

Filed October 19, 2020

File No. 333-239777

This letter is in response to your letter of October 28, 2020 in which you provided comments to amendment number three to the registration statement on Form F-1 (“Amendment No. 3”) of Vision Marine Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on October 19, 2020. On the date hereof, the Company has filed amendment number four to the registration statement on Form F-1 (“Amendment No. 4”). We set forth below in bold each comment in your letter relating to Amendment No. 3 followed by our response to the comment.

Amendment No. 3 to Registration Statement on Form F-1 filed October 19, 2020

Capitalization, page 30

1.	We note the revisions made in response to prior comment 3. Please further revise the table to address the following:

•	Include a double line under the cash and cash equivalents amounts and revise the first line of the introductory paragraph to indicate that the table presents your cash and cash equivalents and capitalization.

•	Replace the itemized current and non-current liabilities sections with a Debt section that only includes the line items of Bank indebtedness, Current portion of long term debt and Long-term debt (non-current portion); all other liability line items should be deleted from the table.

•	Recalculate your Total Capitalization amounts to reflect only the summation of Bank indebtedness, Current portion of long term debt, Long-term debt (non-current portion) and Total Equity (Deficit).

We have revised the table in Amendment No. 4 accordingly.

Summary Compensation Table, page 64

2.	We note your response to prior comment 2 and the new disclosure in the table on page 64 about the amount of Share-based awards" and "Option-based awards" for the fiscal year ended August 31, 2020. Regarding the portion of compensation that was paid: (1) pursuant to a bonus or profit-sharing plan, provide a brief description of the plan and the basis upon which such persons participate in the plan; and (2) in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. For guidance, see Item 6.B.1. of Form 20-F.

We have revised the disclosure in Amendment No. 4 accordingly.

Related-Party Transactions, page 70

3.	We note your response to prior comment 4. Please update the disclosure in the first bullet point on page 71 to a more recent date.

We have revised the disclosure in Amendment No. 4 accordingly.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 4, (ii) comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Registration Statement or Amendment No. 4 and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer